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WASHINGTON, D.C.

April 29, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 28, 2004, announcing that Arcelor and Dofasco are evaluating the United States auto steel joint-venture.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

5/4

Enclosure
cc: Martine Hue
Arcelor SA

File No. 82-34727

Press release

Arcelor and Dofasco evaluate US auto steel joint-venture

Luxembourg, 28 April 2004 – Arcelor today announced it has been working with the Canadian steel producer Dofasco to evaluate the joint construction and operation of a hot dip galvanizing line in the United States. The two companies are in the final stages of site evaluation to decide on the location of a future greenfield facility that would serve key automotive customers and supply the growing automotive industry in the Southern U.S.

To proceed, the proposal will have to meet the respective criteria of each company and will be subject to final approval by the boards of both companies. The planned facility is intended to have an annual capacity of 450,000 metric tons of galvanized steel for the automotive industry. It would produce galvanized products for the visible parts of car bodies, including Arcelor's proprietary product, Extragal™.

"This project is a key step for Arcelor, the world's leading supplier of steel to the automotive industry, to further strengthen its service to global car manufacturers operating in the US.", said Arcelor CEO Guy Dollé, adding: "The success of the hot dip galvanizing activity we share in Hamilton (Canada) encourages us to launch this new project with our valued partner Dofasco."

Dofasco and Arcelor are currently joint owners of DoSol Galva Limited Partnership, a galvanizing line in Hamilton with an annual capacity of about 450,000 metric tons, which produces Extragal™ for exposed auto body panels.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tons of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. With a global market share of 14 percent, Arcelor is the world's leading supplier of steel for automotive applications. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

Investor Relations

Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98